SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING NTT EAST AND NTT WEST’S APPLICATIONS FOR AUTHORIZATION OF REVISING OPTICAL SUBSCRIBER LINES INTERCONNECTION CHARGES

On January 9, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”)’s applications for authorization of revising optical subscriber lines interconnection charges. NTT East and NTT West are wholly-owned subsidiaries of the registrant.

The attached press releases are translations of the Japanese originals. The Japanese originals are authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: January 9, 2008

January 9, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Application for Authorization of revising Optical Subscriber Interconnection

Charges for NTT East and NTT West

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, subsidiaries of Nippon Telegraph and Telephone Corporation, has today applied to the Minister of Internal Affairs and Communications for authorization to change Articles of Agreement Concerning Interconnection to Designated Telecommunications facilities, with regards to the interconnection charges for optical subscriber lines to be applied beginning the fiscal year ending March 31, 2009.

For further inquiries, please contact:
(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

January 9, 2008

Regarding Applications for Authorization

of revising Optical Subscriber Lines Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) today applied to the Minister of Internal Affairs and Communications for authorization of changing Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, with regards to the interconnection charges for optical subscriber lines to be applied beginning the fiscal year ending March 31, 2009.

1.	Proposed Interconnection Charges

Category	Revised Charges	Current Charges
Optical Subscriber Line Type 1-1 Per one-core cable (monthly)	¥ 4,713	¥ 5,074

In conjunction with the revision of interconnection charges for optical subscriber lines, interconnection charges including charges for an optical main subscriber line (to be revised to ¥4,368 from the current ¥5,020) and for an optical branch subscriber line (to be revised to ¥426 from the current ¥511) will also be revised.

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied from April 1, 2008.

• Reference Material: Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

For inquiries:

NTT East, Corporate Strategy Planning Dept.
Tel: +81-3-5359-3960
E-mail: kikakur@sinoa.east.ntt.co.jp

Basic Policy for the Calculation of Interconnection Charges
for Optical Subscriber Lines
1. Fundamental Approach
• Interconnection charges are levied on customers to recover costs relating to facilities customers actually use, and our fundamental approach is to calculate the charges on an actual cost method. At present, however, actual costs are roughly ¥9,000 (total for NTT East and NTT West in the fiscal year ended March 31, 2007), far exceeding current interconnection charges (roughly ¥5,000).
Nevertheless, because optical services are now in a rapid growth stage, and because we would like to ensure that optical broadband is used by even more customers, in the current review of optical interconnection charges we will employ the future cost method for the three-year period from FY2008 through FY2010, and NTT East and NTT
West will separately calculate charges based on the current interconnection charge rules.
With respect to demand for B FLET’S, by the end of FY2010, 11.4 million subscriptions (a total of 20 million for NTT
East and NTT West combined) are forecasted. Interconnection charges from the fiscal year ending March 31, 2009 to the fiscal year ending March 31, 2011 are forecasted to be ¥4,713, a reduction of roughly ¥360 from the current levels (¥5,074).
We intend to switch to the charges on an actual cost method as soon as feasible thereafter.
2. Main Assumptions
• As for demands for B FLET’S, 11.4 million subscribers are forecasted by the end of the fiscal year ending March 31,
2011, and it is assumed that accommodation of core cables into devices will be carried out efficiently.
• The number of dark fiber core cables depends on the business strategies of interconnection service providers, which are matters that we can not estimate. Thus we are assuming that the proportion of dark fiber core cables to B
FLET’S core cables will remain the same as recent levels (roughly 20%).
(1) Demand
Reference material

(3) Expenses
(4)  Service Life
3. Adjustment of disparities between results and forecasts
• Depreciation costs are based on the projections of years of service life below. An annual efficiency improvement rate based on the results of the fiscal year ending March 31, 2009 (roughly 3%) has been factored into the facility preservation costs.
• Optical fiber service life is reviewed considering such factors as how the fiber is being used.
Currently 10 years Underground cables, 21 years; aerial cables, 15 years; undersea cables, 13 years
• The future costs method that we have now employed is a method of calculation based on certain forecasts.
Because actual costs and demand will be impacted by factors such as future developments in service and technology, economic conditions, consumer trends, as well as the business strategies of interconnection service providers, it is expected that structurally, deviations from the forecasts will arise.
Therefore, when employing the future costs method, it is essential to make adjustments for the risk that cost recovery may become excessive or insufficient due to the foregoing. In this interconnection charges review, adjustments of any excess or shortfall in the calculation period between the fiscal year ending March 31, 2009 and the fiscal year ending March 31, 2011 will be added to interconnection charge costs in subsequent years.
(2) Investment
• The optical fiber service area will be expanded through the end of the fiscal year ending March 31, 2011 (1,120 buildings at the end of the fiscal year ending March 31, 2009 to 1,600 buildings at the end of the fiscal year ending
March 31, 2011), and it is forecasted that investment will be made to the necessary extent for the deployment of the minimum amount of cables for the number of core cables required in such areas.

(¥7,659)
¥19,050
¥13,791
¥10,878
¥ 8,915
¥19,585
¥17,193
¥ 6,986
¥19,421
¥13,841
¥ 9,827
¥ 4,514
¥ 3,226
¥ 2,647
0
5,000
10,000
15,000
20,000
FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
Costs per one-core cables of optical subscriber lines  (NTT East and NTT West combined)
Results
Forecast (when calculating current interconnection charges)
Current interconnection charges ¥ 5,074
(yen)
FY2007 forecast for
FY2008-FY2010 calculations
(FY2001 - FY2007)
*Note:  “FY” in this material indicates the fiscal year ending March of the succeeding year.

Cost forecasts per one-core cables of subscriber optical fiber lines (NTT East)
Current interconnection charges: ¥ 5,074
(yen)
Revised interconnection charges (3-year average) ¥ 4,713
(FY2008 - FY2010)
¥ 4,226
¥ 5,543
¥ 7,847
¥ 4,610
¥ 7,085
4,000
5,000
6,000
7,000
8,000
FY2006
Results
FY2007
Forecast
FY2008
Forecast
FY2009
Forecast
FY2010
Forecast

Intercon-
nection
charge
costs for
subsequent
years
Costs
Uncoll-
ected
FY2008 - FY2010
An Example of Interconnection Charge Adjustments
Subsequent years
If uncollected (Actual>Prediction)
Costs
FY2008 - FY2010 Subsequent years
If collected in excess (Actual<Prediction)
If adjustments for the 3-year calculation period are made in the following year:
Revenue
produced
based on
proposed
interconnection
charges
Revenue
produced
based on
proposed
interconnection
charges
Intercon-
nection
charge
costs for
subsequent
years
Excess
revenue
Adju-
stment-
amount
Adju-
stment-
amount

Costs for FTTH and ADSL are roughly at the same level
Single-family homes
(100M)
Apartments
(100M)
¥6,900
¥4,400
¥6,990
ADSL
(47M)
¥6,700
¥4,050
¥5,890
Single-family homes
(100M)
Apartments
(100M)
Using OCN Using Plala
• For both single-family homes and apartments, FTTH is less
expensive than ADSL.
• For single-family homes, the difference between FTTH and ADSL is roughly ¥800/month.
• For apartments, FTTH is less expensive.
A D S L
(47M)
Phone/ Hikari phone base charges
Equipment usage charges, etc.
NW usage fees, ISP usage fees
¥5,300
¥500
¥1,100
OCN Hikari
with FLET’S
usage charges
¥3,450
¥500
¥450
OCN Hikari
with FLET’S
usage charges
¥2,800
¥540
¥1,950
¥1,700
ISP
usage charges
FLET’S ADSL
usage charges
¥5,100
¥500
¥1,100
Plala Hikari Pack
with FLET’S
usage charges
¥3,100
¥500
¥450
Plala Hikari
with FLET’S
usage charges
¥2,800
¥540
¥850
¥1,700
FLET’S ADSL
usage charges
ISP
usage charges
n  FTTH charges for apartments, in which 40-50% of Japanese households live, are lower than ADSL.
n  Costs are roughly the same for FTTH and ADSL for single-family homes.
(Reference 1)
A D S L
F T T H
A D S L
F T T H

User fees for optical services have fallen significantly
Note: As customers select services based on the cost including the access and ISP fees, total amounts including ISP fees, wire use fees, and terminal device fees are noted above.
(yen)
10,000
New Family Type (¥9,780)
9,000
8,000
Hyper Family Type
(¥7,480)
7,000
6,000
5,000
0
(¥7,600)
(¥7,800)
(¥7,400)
(¥6,600)
FY2002 FY2003 FY2004 FY2005
NTT East (@nifty)
B FLET’S Family Type (¥9,900)
TEPCO Hikari Home Type
(¥6,400)
@nifty with B FLET’S
(¥6,800)
(¥6,400)
Jan. 2008
TEPCO/Nifty
(¥9,900)
Monthly charges for optical services for single-family homes
Changed name to @nifty Hikari One
(Reference 2)
(¥6,300)

Tokyo New York Dusseldorf Seoul
6,200
21,171
4,507
0
5,000
10,000
15,000
100Mbps 100Mbps 30Mbps 50Mbps 100Mbps
Apartments
Single-
family
homes
3,100
12,879
0

1,000
Optical Internet fees are low compared to those in other cities
Left axis: Monthly fees
Right axis: Charges per
1Mbps
(¥/month)
(¥/month)
Max. speed
Source: Ministry of Internal Affairs and Communications
“Survey on Difference between Domestic and Foreign Prices for Telecommunication Services (2006)”
Apartments
(Reference 3)

January 9, 2008

Regarding Applications for Authorization

of revising Optical Subscriber Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) today applied to the Minister of Internal Affairs and Communications for authorization of changing Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, with regards to the interconnection charges for optical subscriber lines to be applied beginning the fiscal year ending March 31, 2009.

1.	Overview of Application

NTT West applied for authorization of changing Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines to be applied beginning the fiscal year ending March 31, 2009.

2.	Proposed Interconnection Charges

Category	Revised Charges	Current Charges
Optical Subscriber Line Type 1-1 Per one-core cable (monthly)	¥ 5,048	¥ 5,074

In conjunction with the revision of interconnection charges for optical subscriber lines, interconnection charges including charges for an optical main subscriber line (to be revised to ¥4,647 from the current ¥4,987) and for an optical branch subscriber line (to be revised to ¥451 from the current ¥520) will also be revised.

3.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied from April 1, 2008.

• Reference Material: Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

For inquiries: NTT West, Corporate Strategy Planning Dept. Tel: +81-6-4793-3480 E-mail: keikie@west.ntt.co.jp

1
Basic Policy for the Calculation of Interconnection Charges
for Optical Subscriber Lines
1. Fundamental Approach
• Interconnection charges are levied on customers to recover costs relating to facilities customers actually use, and our fundamental approach is to calculate the charges on an actual cost method. At present, however, actual costs are roughly ¥9,000 (total for NTT East and NTT West in the fiscal year ended March 31, 2007), far exceeding current interconnection charges (roughly ¥5,000).
Nevertheless, because optical services are now in a rapid growth stage, in order to further promote the use of optical broadband, in the current review of optical interconnection charges we will employ the future cost method for the three-year period from FY2008 through FY2010 and NTT East and NTT West will separately calculate charges based on the current interconnection charge rules.
With respect to demand for FLET’S HIKARI, by the end of FY2010, 9 million subscriptions (a total of 20 million for
NTT East and NTT West combined) are forecasted. Interconnection charges from the fiscal year ending March 31,
2009 to the fiscal year ending March 31, 2011 are forecasted to be ¥5,048, lower than the current level (¥5,074).
We intend to switch to the charges on an actual cost method as soon as feasible thereafter.
2. Main Assumptions
• As for demands for FLET’S HIKARI, 9 million subscribers are forecasted by the end of the fiscal year ending March
31, 2011, and it is assumed that accommodation of core cables into devices will be carried out efficiently.
• The number of dark fiber core cables depends on the business strategies of interconnection service providers, which are matters that we can not estimate. Thus we are assuming that the proportion of dark fiber core cables to
FLET’S HIKARI will remain the same as recent levels (roughly 10%).
(1) Demand
Reference material

2
(3) Expenses
(4) Service Life
3. Adjustment of disparities between results and forecasts
• Depreciation costs are based on the projections of years of service life below. An annual efficiency improvement rate based on the results of the fiscal year ending March 31, 2009 (roughly 3%) has been factored into the facility preservation costs.
• Optical fiber service life is reviewed considering such factors as how the fiber is being used.
Currently 10 years Underground cables, 21 years; suspended cables, 15 years; undersea cables, 13 years
• The future costs method that we have now employed is a method of calculation based on certain forecasts.
Because actual costs and demand will be impacted by factors such as future developments in service and technology, economic conditions, consumer trends, as well as the business strategies of interconnection service providers, it is expected that structurally, deviations from the forecasts will arise.
Therefore, when employing the future costs method, it is essential to make adjustments for the risk that cost recovery may become excessive or insufficient due to the foregoing. In this interconnection charges review, adjustments of any excess or shortfall in the calculation period between the fiscal year ending March 31, 2009 and the fiscal year ending March 31, 2011 will be added to interconnection charge costs in subsequent years.
(2) Investment
• It is forecasted that by the end of the fiscal year ending March 31, 2011 investment will be made to the extent necessary for the deployment of the minimum amount of cables for the number of core cables required for the optical fiber service area of 1,150 buildings.

3
Costs per one-core cables of optical subscriber lines (NTT East and NTT West combined)
Results
Forecast (when calculating current interconnection charges)
Current interconnection charges ¥5,074
(yen)
FY2007 forecast for
FY2008-FY2010 calculations
(FY2001-FY2007)
*Note:  “FY” in this material indicates the fiscal year ending March of the succeeding year.
(¥7,659)
¥19,050
¥13,791
¥10,878
¥8,915
¥19,585
¥17,193
¥6,986
¥19,421
¥13,841
¥9,827
¥4,514
¥3,226
¥2,647
0
5,000
10,000
15,000
20,000
FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007

4
Cost forecasts per one-core cable of subscriber optical fiber (NTT West)
Current interconnection charges: ¥ 5,074
(yen)
Revised interconnection charges (3-year average) ¥ 5,048
(FY2008-FY2010)
¥ 8,225
¥ 5,147
¥ 10,000
¥ 6,421
¥ 4,073
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
FY2006
Results
FY2007
Forecast
FY2008
Forecast
FY2009
Forecast
FY2010
Forecast

5
Costs
Uncoll-
ected
FY2008 - FY2010
An Example of Interconnection Charge Adjustments
Subsequent years
If uncollected (Actual>Prediction)
Costs
FY2008 - FY2010 Subsequent years
If collected in excess ( Actual<Prediction)
If adjustments for the 3-year calculation period are made in the following year:
Revenue
produced
based on
proposed
interconnection
charges
Revenue
produced
based on
proposed
interconnection
charges
Excess
revenue
Adju-
stment-
amount
Adju-
stment-
amount
Calculated results
Calculated results
Interconnection charge costs
for subsequent years
Interconnection
charge costs for
subsequent years
Added to calculated results
Subtracted from calculated
results